BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

13 September 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 SEP 24 AM 9:45

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Alison Livesley

Alison Livesley
Head of Investor Relations

dlw 9/24

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 September 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

Appreciating it gives the local community comfort over the extent to which the airport can grow, BAA Stansted offered to have the total number of air transport movements and within that, the total number of cargo air transport movements, limited by a planning condition set by the council rather than by Parliament.

It also said it would review its charges with the objective of reinforcing incentives to reduce the use of noisier aircraft.

Generally speaking, the effects of noise will be less than those predicted for 15 million at the 1981-83 public inquiry. At about 25 million passengers a year, 2,000 households are expected to be in an area subjected to noise annoyance, as defined by the Government. In 1999 there were some 1,750 households in this area.

BAA Stansted will also spend millions of pounds on a generous package of community benefits including support for affordable housing and a community fund, which go far beyond just mitigating the environmental impacts of the application.

Regarding ground access, BAA Stansted has agreed improvements with the Strategic Rail Authority (SRA), to meet anticipated increased rail use, and with the SRA and the Highway Authority, the monitoring and review of the rail and road network.

Work will start on a further terminal extension in 2004. The development will be carried out in phases in tune with demand and the airport is expected to be handling about 25 million passengers a year, at around 2010.

Terry Morgan Stansted's Managing Director said:

"May I take this opportunity to thank everyone who let us have their views and who worked with us to produce this satisfactory conclusion.

"We have been consulting with the local community for more than two years. In addition to our good working relationship with Uttlesford, we commend the level of the council's own public consultation which has gone far beyond its statutory requirements. We have also worked closely with Essex and Hertfordshire and East Hertfordshire.

"We have also discussed the plans with other community representatives and organisations such as Friends of the Earth, Uttlesford Agenda 21, English Nature, the National Trust, the Environment Agency, Highways Agency, the SRA, EEDA and the Essex Economic Partnership.

"We must now await the authorisation of the Secretary of State. I can assure you that we will carry out the development in a sensitive way and manage the growth to 25 million passengers a year."

Information on BAA available at www.baa.com

Ends

City enquiries: **Alison Livesley (+44) (0) 20 7932 6692**
Media enquiries **Stansted Airport press office (+44) (0) 1279 680 534**

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

13 September 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

A. Livesley.
Alison Livesley
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 September 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 07.00 hrs Friday 13 September 2002

IMPROVED AIR TRAFFIC FOR AUGUST AT BAA AIRPORTS

BAA plc reported a busy month across its seven UK airports this August with a total of 13.2 million passengers, up 2.3% on the same month last year.

Among the key markets, the European charter market experienced a 10.6% gain on last August, to 2.1 million passengers. Poor early summer weather in the UK and the World Cup are both believed to have contributed to the late season surge. Strong domestic traffic growth continued with a 9.2% increase in August, boosted by the new, lower fares from the traditional and low cost scheduled airlines. This also helped Irish traffic to a 5.2% rise, whilst European scheduled traffic recorded a 1.6% increase.

North Atlantic traffic remained the weakest sector with a drop of 8.0% in August, while other long haul traffic continued its gradual recovery with a decrease of just 2.3%.

Among individual airports, the fastest growing were Edinburgh, up 15.1% and Stansted, up 11.3%. Glasgow added 9.8% and Gatwick, whilst down 2.7%, experienced its best performance since September 11.

Air transport movements were down by 1.9%. The modest revival in air cargo activity continued in August with total tonnage handled up 3.1% on last year.

Further information on BAA plc is available at www.baa.com

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

Market Comparison: August 2002

Market	*BAA Total Aug-01 (000s)*	*BAA Total Aug-02 (000s)*	*% Change*
Domestic	2,085	2,277	9.2
Eire	617	649	5.2
European Scheduled	4,619	4,693	1.6
European Charter*	1,856	2,053	10.6
North Atlantic	1,998	1,839	-8.0
Other Long Haul	1,753	1,713	-2.3
Total	**12,929**	**13,725**	**2.3**

*includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary